Filed by Fyffes plc

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Companies: Chiquita Brands International, Inc. (Commission File No. 001-01550); Fyffes plc

No Offer or Solicitation

This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will Be Filed With The SEC

ChiquitaFyffes will file with the SEC a registration statement on Form S-4 that will include the Joint Proxy Statement of Chiquita and Fyffes that also constitutes a Prospectus of ChiquitaFyffes. Chiquita and Fyffes plan to mail to their respective shareholders (and to Fyffes Equity Award Holders for information only) the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) in connection with the transactions described above. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes and Chiquita through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202, or by calling (980) 636-5000, and will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Fyffes with the Register of Companies of Ireland by contacting Seamus Keenan, Company Secretary at c/o Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

Participants In The Solicitation

Chiquita, ChiquitaFyffes, Fyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the transaction. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2012, which was published on April 9, 2013. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 12, 2013, and its Current Report on Form 8-K which was filed with the SEC on July 18, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This announcement contains certain forward-looking statements. These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the transaction involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the transaction, including future financial and operating results; Fyffes’ and Chiquita’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the transaction that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the transaction, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the transaction, or required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the transaction or cause the parties to abandon the transaction; the risk that a condition to closing of the transaction may not be satisfied; the length of time necessary to consummate the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the transaction making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the transaction, will be more fully discussed in the Proxy Statement/Prospectus/Scheme Circular that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the transaction. Additional risks and uncertainties are identified and discussed in Chiquita’s reports filed with the SEC and available at the SEC’s website at www.sec.gov and in Fyffes’ reports filed with the Registrar of companies available at Fyffes’ website at www.fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Chiquita does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Fyffes, or Chiquita or ChiquitaFyffes, as appropriate. No statement is this announcement constitutes an asset valuation.

Statement Required By the Takeover Rules

The directors of Fyffes accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Fyffes (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

***

The following memo from David McCann was distributed to Fyffes plc’s employees on March 10, 2014.

 Fyffes and Chiquita to combine to create ChiquitaFyffes plc

I am delighted to tell you that we have just announced this morning that Fyffes has entered into an agreement to combine with Chiquita in a stock for stock transaction. Fyffes and Chiquita will be combined under a new company called ChiquitaFyffes plc and plan to complete the transaction before the end of 2014. It is expected to result in Fyffes shareholders owning approximately 49.3% and Chiquita shareholders owning approximately 50.7% respectively of ChiquitaFyffes plc. This new combined entity will be an Irish Company listed on the New York Stock Exchange and with senior management based in both Dublin and Charlotte, North Carolina, USA.

The combination will create a new global banana and other fresh produce company with more than $4.6 billion in annual revenues. Our combined knowledge of farming, procurement, shipping, ripening and distribution will ensure that ChiquitaFyffes plc is well placed to build a business that can operate efficiently, drive growth in our industry, create synergies, meet and exceed customer expectations and increase returns for our shareholders. Our two companies are a natural fit, given our respective geographic reach and our combined industry knowledge. Together, we will become the number one global banana company and have significant presence in packaged salads, melons and pineapples. We believe that this transaction will create exciting new opportunities for Fyffes, Chiquita, our shareholders and our employees.

Fyffes

As you know we are a leading international marketer and distributor of top quality, healthy tropical produce. With annual turnover in excess of $1.5 billion Fyffes is headquartered in Dublin, Ireland with operations in Europe, the US, Central America and South America and has recently started operations in Asia. Fyffes activities include the production, procurement, shipping, ripening, distribution and marketing of bananas, pineapples and melons. It markets its produce under a variety of very well-known brands including Fyffes® and Sol® and employs over 12,000 people worldwide.

Chiquita

Chiquita is a leading international marketer and distributor of fresh food products including bananas, value added packaged salads and healthy snacks. It is headquartered in Charlotte, North Carolina, USA. The company markets its products under the Chiquita® and Fresh Express® brands and other related trademarks. With annual revenues of more than $3 billion, Chiquita employs more than 20,000 people and has operations in nearly 70 countries worldwide.

The Executive Team of ChiquitaFyffes plc will include the following:

• Chairman	Ed Lonergan
• Chief Executive Officer	David McCann
• Chief Financial Officer	Tom Murphy
• Chief Operating Officer – Fresh Fruit	Coen Bos
• Chief Operating Officer – Salads & Healthy Snacks	Brian Kocher
• Chief Administrative Officer	Kevin Holland
• Chief Legal Officer	James E Thompson
• Corporate Responsibility Officer	Manuel Rodriquez

Fyffes and Chiquita plan to complete the transaction before the end of 2014. Until completion, it is “business as usual” and both companies will continue to operate independently. Chiquita should be treated like any other competitor and no information should be exchanged between the two companies that would not ordinarily be exchanged with any Fyffes competitor. All roles and responsibilities will remain the same and it is important that we all continue to focus on running our business and delivering on Fyffes 2014 plans and strategy.

Naturally this transaction will not affect any of your employment rights.

Over the coming period Fyffes may receive enquiries from the press, customers, suppliers, shareholders, competitors etc. It is vital that the message given is consistent so any enquiries which you might receive or any queries you may have yourself should be directed to any of the following people:

	Phone	Email
Seamus Keenan Company Secretary	+353 1 887 2746	skeenan@fyffes.com
Ann Duffy Director Corporate Affairs	+353 1 887 2726	aduffy@fyffes.com
Genevieve Wyeth Corporate Finance Director	+353 1 887 2744	gwyeth@fyffes.com

The combination is subject to approval by both Fyffes and Chiquita shareholders, and by the High Court of Ireland, as well as regulatory approvals and merger clearance.

The Irish Takeover Panel rules prevent further comment on the proposed combination of Fyffes and Chiquita. I apologise for the rather formal tone of this message but under the rules of the Irish Takeover Panel and US Securities and Exchange Commission we are constrained in communicating in our more usual open manner.

I hope that you, like me, will welcome this exciting new chapter for Fyffes. It will create many opportunities for our employees that would not be possible as separate companies. Finally thank you for your continuing hard work and commitment in making Fyffes the company it is today.

David McCann

Chairman

10 March 2014

The directors of Fyffes accept responsibility for the information contained in this announcement relating to Fyffes and the Fyffes Group and the directors of Fyffes and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Fyffes (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act.

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